                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------------

                              Amendment No. 1 to
                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934


                            INTRANET SOLUTIONS, INC.
     --------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.01 par value
     --------------------------------------------------------------------
                         (Title of Class of Securities)

                                  460939 30 9
     --------------------------------------------------------------------
                                 (CUSIP Number)










                               Page 1 of 5 Pages

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13G(Individuals - continued)                                    Page 2 of 5


CUSIP No.  460939 30 9

1.   Name of Reporting Person and I.R.S. Identification No.:
     ROBERT F. OLSON

2.   Member of a Group: (a) ________    (b) _________

3.   SEC USE ONLY:

4.   Citizenship or Place of Organization:  U.S.A.

5.   Sole Voting Power: 3,946,299

6.   Shared Voting Power: --  0

7.   Sole Dispositive Power:  3,946,299

8.   Shared Dispositive Power: --  0

9.   Aggregate Amount Beneficially Owned by each Reporting Person:
     3,946,299

10.  Check Box if the Aggregate Amount in Row 9 excludes Certain Shares:    X
                                                                           ---
11.  Percent of Class Represented by Amount in Row 9:  48.85%

12.  Type of Reporting Person:  IN

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13G(Individuals - continued)                                    Page 3 of 5

Item 1(a)
and (b)     NAME AND ADDRESS OF ISSUER:

            IntraNet Solutions, Inc.
            9625 W. 76th Street, Suite 150
            Eden Prairie, MN   55344

Item 2(a)   NAME OF PERSON FILING:  Robert F. Olson


Item 2(b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            9625 W. 76th Street, Suite 150
            Eden Prairie, MN   55344



Item 2(c)   CITIZENSHIP:  USA



Item 2(d)   TITLE OF CLASS OF SECURITIES:  Common Stock, $0.01 par value


Item 2(e)   CUSIP NUMBER: 460939 30 9


Item 3      THIS STATEMENT IS NOT FILED PURSUANT TO RULES 13D-1(b) OR 13D-2(b).


Item 4(a)   AMOUNT BENEFICIALLY OWNED:

            3,946,299 shares at December 31, 1997.

Item 4(b)   PERCENT OF CLASS:

            48.85% pursuant to Rule 13d-3(c).

Item 4(c)   NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS

            (1) Sole power to vote or to direct the vote 3,946,299
                                                         ------------
            (2) Shared power to vote or to direct the vote  -0-
                                                           ----------
            (3) Sole power to dispose or to direct the disposition of 3,946,299
                                                                     ----------
            (4) Shared power to dispose or to direct the disposition of  -0-
                                                                       --------
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13G(Individuals - continued)                                    Page 4 of 4


Item 5   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not Applicable

Item 6   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not Applicable


Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not Applicable


Item 8   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not Applicable

Item 9   NOTICE OF DISSOLUTION OF GROUP.

         Not Applicable

Item 10  CERTIFICATION.

         Not Applicable



                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date    February 13, 1998.                             s/ Robert F. Olson
                                                      -------------------------
                                                      Robert F. Olson


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13G(Individuals - continued)                                    Page 5 of 5


                                   EXHIBIT A

                            To Form 13G (Individual)

The filing of this report shall not be construed as an admission by the person identified in Item 2(a) that, for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act, he is the "beneficial owner" of any equity securities listed below; and such person expressly disclaims that he is part of a "group."


Record Owner's Relationship          Record Owner's           Number
  to Reporting Person              Type of Ownership        of Shares
---------------------------        -----------------        ---------
      Spouse                            Indirect         35,714 Shares(1)

      Spouse                            Indirect         Currently exercisable
                                                         Warrants to purchase
                                                         50,000 shares(1)

Trust for the benefit of                Indirect         Currently exercisable
the reporting person's children                          warrants to purchase
                                                         84,619 shares(1)



(1) These shares are not reported in Item 4(a) and are noted here for information only.